UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For September 1, 2004 – December 31, 2004

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)
(Translation of Registrant’s name into English)

6190 Agronomy Road, 6th Floor
(Address of principal executive offices)

Vancouver, British Columbia, V6T 1Z3, CANADA

CIK # 0001036141 FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or For 40-F]

Form 20-F    ☐                 Form 40-F     ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

Yes     ☒                               No     ☐

FORM 6-K
TABLE OF CONTENTS

For September 1, 2004 – December 31, 2004

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

Exhibit 99-1	Press Release – September 13, 2004 (Cardiome Reports Oxypurinol Clinical Results)

Exhibit 99-2	Material Change Report - Cardiome Reports Oxypurinol Clinical Results

Exhibit 99-3	Press Release – September 28, 2004 (Fujisawa to Invest US $4 Million in Cardiome)

Exhibit 99-4	Material Change Report - Fujisawa to Invest US $4 Million in Cardiome

Exhibit 99-5	Press Release – September 24, 2004 (Cardiome Initiates Oral RSD1235 Patient Dosing)

Exhibit 99-6	Material Change Report – Cardiome Initiates Oral RSD1235 Patient Dosing

Exhibit 99-7	Press Release – October 12, 2004 (Cardiome Completes Act 1 Enrolment)

Exhibit 99-8	Material Change Report – Cardiome Completes Act 1 Enrolment

Exhibit 99-9	Press Release – November 15, 2004 (Cardiome Reports Third Quarter Results)

Exhibit 99-10	Material Change Report – Cardiome Reports Third Quarter Results

Exhibit 99-11	Interim Financial Statements for the Quarter Ended September 30, 2004

Exhibit 99-12	Certification of Filings – CFO

Exhibit 99-13	Certification of Filings – CEO

Exhibit 99-14	Confirmation of Mailing

Exhibit 99-15	Press Release – November 29, 2004 (Cardiome Selects Oral RSD1235 Formulation)

Exhibit 99-16	Material Change Report – Cardiome Selects Oral RSD1235 Formulation

Exhibit 99-17	Press Release – December 2, 2004 (Cardiome Congestive Heart Failure Trial to Continue)

Exhibit 99-18	Material Change Report - Cardiome Congestive Heart Failure Trial to Continue

Exhibit 99-19	Press Release – December 20, 2004 (Cardiome’s Pivotal AF Study Achieves Primary Endpoint)

Exhibit 99-20	Material Change Report - Cardiome’s Pivotal AF Study Achieves Primary Endpoint

Exhibit 99-21	Press Release – December 23, 2004 (Cardiome Completes Oxypurinol Trial Enrolment)

Exhibit 99-22	Material Change Report - Cardiome Completes Oxypurinol Trial Enrolment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
 (REGISTRANT)

Date: February 15, 2005

/s/ Christina Yip
Christina Yip
Vice President, Finance and Admin